1049 Camino Dos Rios Thousand Oaks, CA 91360 Phone: 805.373.4545 Fax: 805.373.4450
July 16, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for year ended December 30, 2007 Filed February 28, 2008 File #1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated hereby responds to the comment letter dated July 10, 2008, related to the above-referenced filing, as follows. The numbered paragraph below corresponds to the numbered comment in your comment letter.
Form 10-K for the fiscal year ended December 30, 2007
Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79
1.	We note your response to our prior comment six. With a view towards future disclosure, please tell us what consideration you gave to including the minority interest shares of Ocean Design, Inc. yet to be acquired on your balance sheet and adjusting the shares to their appropriate redemption value at each reporting date. It remains unclear to us how you are recognizing your future cash obligation to redeem these shares. Reference ASR 268 and EITF Topic D-98.
RESPONSE:
We gave consideration to the requirements of ASR 268 and EITF Topic D-98, and given the nature of the formula-determined share purchase price and the relative materiality of the agreement, we concluded that disclosure of the maximum redemption amount of our cash obligation in the Contractual Obligations section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Financial Condition, Liquidity and Capital Resources, on page 44 of our 2007 Form 10-K, was sufficient disclosure. In future

Securities and Exchange Commission
July 16, 2008

disclosures we will consider reporting the redeemable minority interest liability and the related increase in goodwill, if material. Please note that at the date of this response our majority interest has increased to 84.1% from 61.8% as of December 30, 2007, thus the minority interest has reduced significantly and the future cash obligation at the maximum redemption value has decreased from $57.3 million as of December 30, 2007 to $25.3 million.
          The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this response letter, please contact the undersigned at 805 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at 805 373-4720.

Sincerely,

/s/ Dale A. Schnittjer Dale A. Schnittjer
Senior Vice President and Chief Financial Officer